ASSET PURCHASE AGREEMENT

by and among

SHAW INDUSTRIES GROUP, INC.,

THE DIXIE GROUP, INC.,

CANDLEWICK YARNS, INC.,

BRETLIN, INC.

and

DIXIE GROUP LOGISTICS, INC.

Dated as of September 4, 2003

TABLE OF CONTENTS

1. DEFINITIONS 1

2. ACQUISITION OF ACQUIRED ASSETS AND ASSUMPTION OF ASSUMED
   LIABILITIES 13
   2.1. Purchase and Sale of Acquired Assets; Assumption of Assumed Liabilities. 13
   2.2. Asset Purchase Consideration. 14
   2.3. Costs and Prorations at Closing. 15
   2.4. Payment of Asset Purchase Consideration. 16
   2.5. Time and Place of Closing. 16
   2.6. Deliveries at the Closing. 17
   2.7. Post-Closing Purchase Price Adjustment. 17
   2.8. Allocation of Asset Purchase Consideration. 19

3. REPRESENTATIONS AND WARRANTIES OF EACH SELLER....................................19
   3.1. Organization and Good Standing. 19
   3.2. Authority; No Conflict. 20
   3.3. Business Records. 20
   3.4. Title to Properties; Security Interests. 21
   3.5. Accounts Receivable. 21
   3.6. Taxes. 21
   3.7. Employee Benefits. 21
   3.8. Compliance with Legal Requirements; Governmental Authorizations. 22
   3.9. Legal Proceedings; Orders. 22
   3.10. SEC Filings; Business Financial Performance..23
   3.11. Absence of Certain Changes and Events. 23
   3.12. Contracts; No Defaults..24
   3.13. Insurance. 25
   3.14. Environmental Matters..25
   3.15. Real Property. 27
   3.16. Employees. 28
   3.17. Labor Relations; Compliance...28
   3.18. Intellectual Property..29
   3.19. Certain Payments..30
   3.20. Relationships with Related Persons...31
   3.21. Brokers or Finders. 31
   3.22. Product Warranty. 31
   3.23. Disclosure...31

4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER 31
   4.1. Organization and Good Standing. 31
   4.2. Authority; No Conflict...32
   4.3. Certain Proceedings...32

4.4.   Brokers or Finders. 32

4.5.   Disclosure. 32

5.   COVENANTS 32

5.1.   Access and Investigation. 32

5.2.   Operation of the Business. 33

5.3.   Negative Covenant..33

5.4.   Required Approvals. 33

5.5.   Release of Security Interests. 34

5.6.   No Negotiation. 34

5.7.   Best Efforts...34

5.8.   Litigation Support. 35

5.9.   Transition...35

5.10. Assignment of Interests in Acquired Assets. 35

5.11. Tax Matters..35

5.12. Notice of Developments..36

5.13. Restrictive Covenants. 37

5.14. Business Employees. 38

5.15. Transition Services Agreement. 38

5.16. C&A Materials Agreement. 39

5.17. Software License...39

6.   CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATION TO CLOSE 39

6.1.   Accuracy of Representations; Performance of Seller.......................................39

6.2.   Release of Security Interests. 40

6.3.   Additional Documents. 40

6.4.   No Proceedings...41

6.5.   No Claim Regarding Ownership or Sale Proceeds. 41

6.6.   No Material Adverse Change...41

6.7.   No Prohibition. 41

7.   CONDITIONS PRECEDENT TO THE SELLER'S OBLIGATION TO CLOSE..............42

7.1.   Accuracy of Representations; the Purchaser's Performance...........................42

7.2.   Additional Documents. 42

7.3.   No Injunction. 43

8.   TERMINATION 43

8.1.   Termination Events...43

8.2.   Effect of Termination. 43

9.   INDEMNIFICATION; REMEDIES 44

9.1.   Survival..44

9.2.   Indemnification and Payment of Damages by the Seller. 44

9.3.   Indemnification and Payment of Damages by the Purchaser...........................45

9.4.   Time Limitations...45

9.5.   Limitations on Amount -- the Seller..45

9.6.   Limitations on Amount -- the Purchaser...45

9.7.	Escrow Agreement.	45
9.8.	Procedure for Indemnification -- Third Party Claims.	46
9.9.	Procedure for Indemnification -- Other Claims.	47
10.	GENERAL PROVISIONS	47
10.1.	Expenses.	47
10.2.	Public Announcements.	47
10.3.	Notices.	47
10.4.	Jurisdiction; Service of Process.	48
10.5.	Further Assurances.	49
10.6.	Waiver.	49
10.7.	Entire Agreement and Modification.	49
10.8.	Disclosure Schedule.	49
10.9.	Joint and Several; Assignments, Successors, and No Third-Party Rights.	50
10.10.	Severability.	50
10.11.	Section Headings; Construction.	50
10.12.	Time of Essence.	50
10.13.	Governing Law.	50
10.14.	Specific Performance.	50
10.15.	Counterparts.	51

EXHIBITS

Exhibit A	Required Consents
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Opinion of Shumacker, Witt, Gaither & Whitaker, P.C.
Exhibit D	Form of Opinion of Powell, Goldstein, Frazer & Murphy LLP

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "**Agreement**") is made as of September 4, 2003, by and among **SHAW INDUSTRIES GROUP, INC.**, a Georgia corporation (the "**Purchaser**"), **THE DIXIE GROUP, INC.,** a Tennessee corporation (the "**Parent**"), **CANDLEWICK YARNS, INC.**, a Tennessee corporation ("**Candlewick**"), **BRETLIN, INC.**, a Georgia corporation ("**Bretlin**"), and **DIXIE GROUP LOGISTICS, INC.**, a Georgia corporation ("**Dixie Group Logistics**") (Candlewick, Bretlin, and Dixie Group Logistics are collectively referred to herein as the "**Subsidiaries**"; Parent and the Subsidiaries are each sometimes referred to herein as a "**Seller**", and collectively referred to herein as the "**Seller**"). The Purchaser and the Seller are referred to in this Agreement individually as a "**Party**" and collectively, as the "**Parties**".

RECITALS

The Seller is in the business of the manufacture, sale, and distribution of carpet, needlebond, yarn and related items and accessories.

This Agreement contemplates a transaction in which the Seller shall sell, transfer, assign and deliver to the Purchaser certain of the assets owned or used by, and certain of the liabilities of, the Seller with respect to its North Georgia operations (subject to certain exclusions), and the Purchaser shall purchase and accept such assets, and assume such liabilities, and in connection therewith, the Seller shall receive consideration in the form of cash. Excluded from this Agreement are Seller's rights to its Masland, Fabrica, Candlewick, and Chroma Technologies businesses, and its Dixie Home products and brands, its yarn processing facilities in Ringgold, Georgia and Roanoke, Alabama, and its corporate and information technology functions.

AGREEMENT

In consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.   DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

"Acquired Assets" -- the assets generally consisting of the North Georgia operations (except for Dixie Home products and brands and Seller's corporate and information technology functions, records and related assets) which are owned, individually or jointly, used or have been used or are usable with respect to the Business (as hereinafter defined) or otherwise have been developed by or for the Business (except for those assets described below as Excluded Assets), including, without limitation, all assets described as follows:

(a)   that certain lease for leased real property located at 365 S. Industrial Boulevard, Calhoun, Georgia (the **"Leased Location"**), and all improvements, fixtures, and fittings thereon, and easements, rights-of-way, and other appurtenances with respect thereto (the **"Assumed Real Property Lease"**);

(b)   those leases for trucks and forklifts and other similar equipment used by the Seller in the conduct of the Business and listed on Schedule 1(b) hereto (the **"Assumed Personal Property Leases"**);

(c)   all Contracts with respect to the Business not of the sort or categories contemplated by clause (a) and clause (b) above (such listed or described Contracts, the **"Assigned Contracts"**);

(d)   all tangible personal property with respect to the Business (such as machinery, equipment, trailers, supplies, manufactured and purchased parts, forklifts (and other similar equipment used to transport materials), furniture, fixtures, jigs, dies, tools, parts and the like);

(e)   all real property, plants, and real estate of the Seller at those locations set forth on Schedule 1(e) hereto, and all improvements, fixtures, and fittings thereon, and easements, rights-of-way, and other appurtenants with respect thereto (such as appurtenant rights in and to public streets), but, at Purchaser's option, exercised by written notice given to Seller within seven (7) days of the date hereof, Purchaser may exclude the Keystone building and its related 15-acre tract (the **"Real Property"**);

(f)   all intangible property related to the ownership, use, maintenance or operation of the facilities of the Business, including, without limitation, addresses, telephone numbers, fax numbers, all utility service rights, and guarantees and warranties relating to the tangible personal property described in clause (d) above;

(g)   all accounts and other trade receivables, and inventories of the Seller with respect to the Business;

(h)   except for the Owned Software, all Intellectual Property Assets, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions;

(i)   all deposits, prepayments (other than with respect to samples), refunds, rights of set off, and rights of recoupment with respect to the Business;

(j)   all permits, licenses, orders, registrations, certificates, variances, franchises, approvals, and similar rights obtained from governments and governmental agencies primarily related to the Business, to the extent transferable;

(k)   all customer and vendor books, files, documents, patent and trademark prosecution files, copyright registrations, and related correspondence files, lists, plats, architectural plans, drawings, specifications, studies, reports, and other printed or written materials with respect to the Business (the **"Business Records"**);

(l)   the goodwill and going concern value of the Business;

(m)   all keys to all locks located at and in each Business Facility; and

(n)   any other asset of the Seller primarily related to the Business.

PROVIDED, HOWEVER, that notwithstanding the foregoing, the Acquired Assets shall not include (the following shall be referred to as the "**Excluded Assets**"):

(i)   those assets of the Seller which do not primarily relate to, or are not primarily used in the conduct of, the Business, including Seller's rights to the Masland, Fabrica, Candlewick, and Chroma Technologies businesses, and its right to Dixie Home brands and products;

(ii)   any rights or interests in and with respect to any Company Plan;

(iii)   except for those Assumed Personal Property Leases set forth on Schedule 1(b) attached hereto, any rights or interests in any personal property leases (it being acknowledged by the Parties that all such assets heretofore subject to personal property leases (including but not limited to that certain Synthetic Lease Agreement by and between The Dixie Group, Inc. and Safeco Credit Company, dated as of August 15, 2000 (the **"Financing Lease"**)) primarily related to the Business are included in and as a part of the tangible personal property included within the Acquired Assets), loans, advances, indentures, mortgages, lines of credit, instruments, security interests, guaranties, other similar arrangements constituting Indebtedness of the Seller to third parties;

(iv)   the corporate charter and bylaws, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, stock certificates, original Tax Returns and other documents relating to the organization, maintenance, and existence of the Seller as a corporation, and any other records or documents of the Seller (including the Subsidiaries) having to do with its Masland, Fabrica, Candlewick, and Chroma Technologies businesses, and its Dixie Home products and brands;

(v)   any and all of the rights of the Seller under this Agreement;

(vi)   any rights of Seller in and to the Owned Software, which shall be licensed to Purchaser pursuant to Section 5.17 hereof; and

(vii)   those other assets of the Seller which relate to the Business that are specifically set forth on Schedule 1.2.

"Affiliate" -- used to indicate a relationship to a specified person, firm, corporation, partnership, limited liability company, association or entity, and means any person, firm, corporation, partnership, limited liability company, association or entity that, directly or indirectly or through one or more intermediaries, controls, is controlled by or is under common

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

control with such person, firm, corporation, partnership, limited liability company, association or entity.

"**Alternative Proposal**" -- as defined in Section 5.6.

"**Arbitrator**" -- as defined in Section 2.7(c).

"**Asset Purchase Consideration**" -- as defined in Section 2.2.

"**Assumed Liabilities**" -- (except to the extent such Liabilities are expressly excluded as Excluded Liabilities described below):

(a) Liabilities of the Seller with respect to performance obligations that arise and become due and owing following the Closing under the Assumed Real Property Lease;

(b) Liabilities of the Seller with respect to performance obligations that arise and become due and owing following the Closing under the Assumed Personal Property Leases set forth on Schedule 2.1(b) attached hereto;

(c) Liabilities of the Seller with respect to performance obligations that arise and become due and owing following the Closing under the Assigned Contracts which are listed or described on Schedule 2.1(c) attached hereto;

(d) Liabilities of the Seller with respect to the Business for Product Warranty Claims but only to the extent of the product warranty reserve set forth on the Closing Date Balance Sheet; and

(e) Liabilities of the Seller with respect to any severance pay obligation pursuant to the Seller's severance pay plan, the terms of which are set forth on Schedule 2.1(e) attached hereto, for Business Employees to whom Purchaser is obligated to offer employment pursuant to Section 5.14 below.

Contracts described in subparagraphs (a), (b) and (c) above are referred to herein as the "**Assumed Contracts**".

PROVIDED, HOWEVER, that notwithstanding the foregoing, the Assumed Liabilities shall not include (the following shall be referred to herein as the "**Excluded Liabilities**"):

(i) any Liability of the Seller in respect to any of the Excluded Assets;

(ii) any Liability of the Seller for accounts payable or other trade payables or any Indebtedness of any nature whatsoever, whether or not reflected on the financial statements of the Seller;

(iii) any Liability of the Seller which does not relate to the Business;

(iv) any Liability of the Seller relating to any claim that the operation of the Business (or the Seller's other businesses) on or prior to the Closing Date violated any Legal Requirement or the rights of any third parties (under contract, in tort or otherwise);

(v)   any Liability of the Seller relating to employees of the Seller other than Liabilities for severance pay obligations set forth in subsection (e) of the definition of Assumed Liabilities above, including but not limited to employee compensation, bonuses, commissions, incentive compensation, sick pay, vacation pay, severance pay, workers' compensation, and payroll and other employer-related withholding obligations, and any entitlements due to any employees, whether by contractual obligation or normal business expectation, or pursuant to any stock appreciation or phantom stock plan or program;

(vi)   Liabilities under the Assumed Contracts which relate to events or occurrences prior to the Closing Date;

(vii)   any Environmental Health and Safety Liabilities of the Seller, including Liabilities arising from any Environmental Law, which arise or result, directly or indirectly, from conditions existing or operations conducted at any facility owned, operated, leased or used by the Seller;

(viii)   any Liability arising under the violation of any law, regulation, or ordinance by the Seller, including but not limited to any violation of any immigration law, regulation, or ordinance; or

(ix)   other than the Assumed Liabilities, any other Liability of the Seller, whether absolute, contingent or otherwise, known or unknown, accrued or unaccrued, asserted or unasserted, or otherwise.

With respect to Product Warranty Claims that are in excess of the amounts assumed by Purchaser as described above (the **"Excess Product Warranty Claims"**), in the event that Purchaser shall pay or be held liable for any Excess Product Warranty Claims, notwithstanding anything to the contrary contained in this Agreement, Purchaser's sole and exclusive recourse shall be limited to the Escrow Amount.

"Best Efforts" -- the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible.

"Bretlin" -- as defined in the first paragraph of this Agreement.

"Business" -- means the business currently conducted as Seller's North Georgia operations consisting of (i) the manufacture, sale, and distribution of tufted broadloom carpet under the Carriage Carpet trade name for customers in the factory-built and modular housing, recreational vehicle and exposition/trade show industries and other customers, (ii) the manufacture, sale and distribution of needlebond indoor/outdoor carpet, runners, floor mats, decorative accent rugs, industrial fabrics and carpet pads under the Bretlin tradename for home center, mass merchants and selected independent floor covering retailers and distributors; (iii) the manufacture, sale, and distribution of tufted broadloom carpet under the Metro Mills tradename; and (iv) the operation of the Business Facilities in connection with the foregoing, but excluding the Dixie Home products and brands and the Ringgold, Georgia and Roanoke, Alabama yarn facilities.

"Business Employees" -- as defined in Section 5.14, and listed on Schedule 3.16.

"Business Facility" -- any property, plant, equipment, land or other real property, whether owned, leased or otherwise, of the Seller with respect to the Business at the locations set forth on Schedule 1(e) hereto and at the Leased Location.

"Candlewick" -- as defined in the first paragraph of this Agreement.

"Closing" -- as defined in Section 2.5.

"Closing Date" -- as defined in Section 2.5.

"Closing Date Balance Sheet" -- as defined in Section 2.7(b).

"Closing Inventory" -- as defined in Section 2.7(b).

"Closing Receivables" -- as defined in Section 2.7(b).

"COBRA" -- means IRC Section 4980B and Part 6, Subtitle B of Title I of ERISA.

"Company Plans" -- as defined in Section 3.7.

"**Confidential Information**" -- information with respect to the terms of the transactions contemplated by this Agreement, and trade secrets, discoveries, ideas, concepts, know-how, techniques, designs, specifications, data, computer programs pricing and customer information, interpretations, financial statements, forecasts, reports, records, plans, studies and other technical and business information of the disclosing party, whether in oral, written, graphic, electronic or other form as well as analyses, compilations, studies or other documents, whether or not prepared by the receiving party or its representatives, which contain or otherwise reflect such information. Notwithstanding the foregoing, the following information shall not be Confidential Information: (i) information which has become generally available to the general public other than as a result of a disclosure by the receiving party or its representatives, (ii) information which is known or was available to the receiving party prior to disclosure to the receiving party pursuant to that certain confidentiality agreement by and between the Parent and the Purchaser dated as of August 6, 2003, or (iii) information which becomes available to the receiving party on a non-confidential basis from a third party who was itself not prohibited from transmitting the information to the receiving party by a contractual, legal or fiduciary obligation.

"Consent" -- any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

"Contemplated Transactions" -- all of the transactions contemplated by this Agreement, including but not limited to (a) the acquisition of the Acquired Assets, and the assumption of the Assumed Liabilities, by the Purchaser from the Seller, the Purchaser's exercise of control over the Business following the Closing, and the payment of the Asset Purchase Consideration therefor; (b) the execution, delivery, and performance of the Transition Services Agreement; (c) the execution, delivery, and performance of the Escrow Agreement; and (d) the performance by the Parties of their respective covenants and obligations under this Agreement.

"Contract" -- any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

"Damages" -- as defined in Section 9.2.

"Disclosure Schedule" -- as defined in Section 3.

"Dixie Group Logistics" -- as defined in the first paragraph of this Agreement.

"Employee Benefit Plans" -- any (i) nonqualified deferred compensation or retirement plan or arrangement, including any "employee pension benefit plan" (as defined in ERISA Section 3(2)), (ii) qualified defined contribution retirement plan or arrangement, including any "employee pension benefit plan", (iii) qualified defined benefit retirement plan or arrangement, including any "employee pension benefit plan" (including any "multiemployer plan" (as defined in ERISA Section 3(37))), (iv) employee welfare benefit plan, including any "employee welfare benefit plan" (as defined in ERISA Section 3(1)), (v) fringe benefit plan or program, and (vi) each employment, severance, salary continuation or other contract, incentive plan, insurance plan arrangement, bonus plan and any equity plan or arrangement without regard to whether such plan, arrangement, program or contract exists under United States or any similar non-United States Legal Requirement.

"Environment" -- soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, natural or artificial drainage systems, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, biota, and any other environmental medium or natural resource.

"Environmental, Health, and Safety Liabilities" -- any cost, damages, expense (including, but not limited to, engineering, consulting and laboratory fees and expenses), liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law, including, but not limited to, fines, penalties, financial responsibility for cleanup costs, corrective action, removal, remedial actions and response actions, and any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law or by Governmental Bodies or third-party claims or actions. The terms "removal," "remedial," and "response action," include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. 9601 et seq., as amended ("CERCLA").

"Environmental Law' -- any federal, state or local Legal Requirement (including but not limited to nuisance or trespass claims), and any judicial interpretation of any of the foregoing, which pertains to health, safety, any Hazardous Material, or the environment (including but not limited to ground, air, water or noise pollution or contamination, and underground or above-ground storage tanks) and shall include without limitation, the Solid

Waste Disposal Act, 42 U.S.C. 1801 et seq.; CERCLA, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"); the Hazardous Materials Transportation Act, 49 U.S.C. 1801 et. seq.; the Federal Water Pollution Control Act, 33 U.S.C. 1251 et seq.; the Clean Air Act, 42 U.S.C. 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. 300f et seq. and any other local, state, or federal, or international environmental statutes, and all rules and regulations, orders and decrees now or hereafter promulgated under any of the foregoing, as any of the foregoing now exist or may be changed or amended or come into effect in the future.

"**Environmental Permits**" -- as defined in Section 3.14(h).

"**Equity Rights**" -- any and all plans permitting the issuance of the equity interests of any Seller; options to acquire the equity interests of any Seller; and/or other rights to acquire equity interests of any Seller, that are valued in whole or in part by reference to the equity interests of any Seller or that may be settled in equity interests of any Seller.

"**ERISA**" -- Employee Retirement Income Security Act of 1974, as amended.

"**Escrow Agent**" -- means SunTrust Bank, NA, a Georgia banking corporation.

"**Escrow Agreement**" -- means the Escrow Agreement dated as of the Closing Date, entered into by and among the Purchaser, the Seller, and the Escrow Agent with respect to the indemnification obligations of the Seller under Section 9 of this Agreement, the form of which is attached hereto as Exhibit C.

"**Escrow Amount**" -- as defined in Section 9.7.

"**Estimated Purchase Price Schedule**" -- as defined in Section 2.2(b).

"**Fiduciary**" -- as defined in ERISA Section 3(21).

"**Final Adjustment Schedule**" -- as defined in Section 2.7(b).

"**Fundamental Representations**" -- means those representations and warranties of the Seller contained in Section 3.1 [Organization and Good Standing], Section 3.2 [Authority; No Conflict], Section 3.4 [Title to Properties; Security Interests], and Section 3.14 [Environmental Matters].

"**Funds Flow and Settlement Statement**" -- means the Funds Flow and Settlement Statement dated as of the Closing Date and entered into by and among the Parties, with regard to any adjustments to, and the payment of, the Asset Purchase Consideration.

"**GAAP**" -- United States generally accepted accounting principles, consistently applied, as in effect on the date hereof, and as historically applied by Seller with respect to the Business.

"Governmental Authorization" -- any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body" -- any federal, state, local, municipal, foreign, or other government; or governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal).

"Hazardous Materials" -- any substance, whether solid, liquid or gaseous: (i) which is listed, defined or regulated as a "hazardous substance," "hazardous waste," "contaminant," or "solid waste," or otherwise classified as hazardous or toxic, in or pursuant to any Environmental Law; or (ii) which is or contains asbestos, radon, any polychlorinated biphenyl, polybrominated diphenyl ether, urea formaldehyde foam insulation, explosive or regulated radioactive material, or motor fuel, petroleum product, constituent or by-product, or other petroleum hydrocarbons.

"HSR Act" -- the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereto.

"Indebtedness" -- (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured), including the current portion of such indebtedness, (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, (iii) all capital lease obligations, and (iv) all liabilities and obligations of the Seller under and pursuant to the Financing Lease.

"Indemnified Person" -- as defined in Section 9.2.

"Intellectual Property Assets" -- The term "Intellectual Property Assets" includes, with respect to the Business:

(i)   all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures filed in any country, together with all reissuances, continuations, divisionals, continuations-in-part, revisions, extensions, and reexaminations thereof;

(ii)   all trademarks, service marks, trade dress, logos, trade names and corporate names used in any country, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith;

(iii)   all copyrightable works, all copyrights subsisting under the laws of any country, and all applications, registrations, and renewals in connection therewith;

(iv)   all mask works and all applications, registrations, and renewals in connection therewith;

(v)   all trade secrets and confidential business information (including without limitation ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals);

(vi)   all computer programs (source code or object code) owned by Seller which are used primarily in the conduct of the Business (collectively, "**Owned Software** ");

(vii)   all license agreements covering computer programs (source code or object code) licensed to the Seller by a third party, whether as integrated or bundled with any of the computer programs of Seller or as a separate stand-alone product, which are used primarily in the conduct of the Business (including any off-the-shelf computer program licensed under a shrink-wrap license) other than software located in Seller's data centers which software is not used to operate the plant equipment (collectively, "**Licensed Software** ");

(viii)   all right, title, and interest in and to each world wide web internet domain name and web site owned by the Seller for the Business;

(ix)   all other technology, data and proprietary rights; and

(x)   all copies and tangible embodiments of the foregoing (in whatever form or medium).

Intellectual Property Assets shall not include any hardware, software, computer programs, internet sites or similar assets which primarily relate to the financial or administrative functions of Seller (and including any part of Seller's Masland, Fabrica, Chroma Technologies, and Candlewick businesses, and its Dixie Home products and brands) and which are not used in connection with plant operations, markets, sales or related functions material to the operation of the Business, or are related to the Business but operate on equipment not being acquired hereunder.   Intellectual Property Assets also shall not include any software or computer programs which are related to the Business but are operated on equipment not otherwise acquired, none of which relates to the operation of the plant equipment.

"**IRC**" -- the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code of 1986, as amended, or any successor law.

"**IRS**" -- the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury and, to the extent relevant, the counterpart agencies of other countries.

"**Knowledge**" -- a Person will be deemed to have "Knowledge" of a particular fact or other matter if:

(a)   such Person is actually aware of such fact or other matter; or

(b)   a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.

"Knowledge" with respect to the Seller shall mean the Knowledge of Daniel K. Frierson, Gary A. Harmon, Jon A. Faulkner, David E. Polley, and D. Eugene Lasater.

"Legal Requirement" -- any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

"Liability" -- any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"Net Asset Value" -- as defined in Section 2.7(b).

"Occupational Safety and Health Law" -- any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

"Operational Representations" -- means those representations and warranties of the Seller contained in Section 3 of this Agreement which are not Fundamental Representations.

"Order" -- any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

"Ordinary Course of Business" -- an action taken by Seller will be deemed to have been taken in the "Ordinary Course of Business" only if such action is consistent with the past practices of Seller and is taken in the ordinary course of the normal day-to-day operations of Seller with respect to the Business.

"Organizational Documents" -- (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles or certificate of formation and operating agreement of a limited liability company; (e) any trust agreement adopted in connection with any trust; and (f) any amendment to any of the foregoing.

"Party" and **"Parties"** -- as defined in the first paragraph of this Agreement.

"Person" -- any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

"Proceeding" -- any action, arbitration, audit, hearing, charge, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Product Warranty Claims" -- means claims of the customers of the Business and/or users of the products of the Business made at any time following Closing in the Ordinary Course of Business with respect to products sold, manufactured, leased or delivered with respect to the Business on or prior to the Closing Date, it being acknowledged that, following the Closing, the Purchaser shall manage and handle such claims in accordance with its customary practices and procedures.

"Purchase Price Adjustment" -- as defined in Section 2.7(a).

"Purchase Price Allocation" -- as defined in Section 2.8.

"Purchaser" -- as defined in the first paragraph of this Agreement.

"Purchaser's Advisors" -- as defined in Section 5.1.

"Related Person" -- with respect to a particular individual: (a) each other member of such individual's Family; (b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family; (c) any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and (d) any Person with respect to which such individual or one or more members of such individual's Family serves as a director, manager, officer, partner, executor, or trustee (or in a similar capacity). With respect to a specified Person other than an individual: (A) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person; (B) any Person that holds a Material Interest in such specified Person; (C) each Person that serves as a director, manager, officer, partner, executor, or trustee of such specified Person (or in a similar capacity); (D) any Person in which such specified Person holds a Material Interest; (E) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and (F) any Related Person of any individual described in clause (B) or (C).

For purposes of this definition, (a) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

"Release" or **"Released"** -- any spilling, leaking, pumping, pouring, emptying, injection, emitting, discharging, depositing, escaping, leaching, migration, filtration, pouring, seepage, disposal, dumping, or other releasing into the indoor or outdoor Environment, whether

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

intentional or unintentional, including, without limitation, the movement of Hazardous Materials on or through the Environment.

"**Representative**" -- with respect to a particular Person, any director, manager, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

"**Required Approvals**" -- as defined in Section 5.4.

"**SEC Reports**" -- as defined in Section 3.10(a).

"**Security Interest**" -- means any charge, claim, community property interest, condition, equitable interest, encumbrance, mortgage, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

"**Seller**" -- as defined in the first paragraph of this Agreement.

"**Seller ERISA Affiliate**" -- as defined in Section 3.7.

"**Subsidiaries**" -- as defined in the first paragraph of this Agreement.

"**Tax**" -- shall mean all tax (including but not limited to income tax, payroll tax, capital gains tax, value added tax, sales tax, property tax, gift tax or estate tax), levy, assessment, tariff, duty (including but not limited to customs duty), deficiency or other fee and any related charge or amount (including but not limited to fine, penalty and interest) imposed, assessed or collected by or under the authority of any Governmental Body.

"**Tax Return**" -- any return (including but not limited to any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

"**Transaction Documents**" -- each of this Agreement, the Escrow Agreement, the Transition Services Agreement, and each other document, instrument, and certificate delivered in connection therewith.

"**Transition Services Agreement**" -- as defined in Section 5.15.

2.   ACQUISITION OF ACQUIRED ASSETS AND ASSUMPTION OF ASSUMED LIABILITIES

   2.1.   Purchase and Sale of Acquired Assets; Assumption of Assumed Liabilities.

      (a)   On the terms and subject to the conditions set forth in this Agreement, the Purchaser agrees to purchase from the Seller, and the Seller agrees to sell, transfer, convey, assign and deliver to the Purchaser, all of the Acquired Assets at the Closing for the consideration specified in Section 2.2 below, free and clear of any Security Interest. Seller agrees that all liens and other Security Interests will be terminated on or before the Closing.

(b)   On and subject to the terms and conditions of this Agreement, the Purchaser agrees to assume and become responsible for the Assumed Liabilities at the Closing for the consideration specified in Section 2.2 below. The Purchaser will not assume or have any responsibility, however, with respect to any Liability or obligation of the Seller which is not included among the Assumed Liabilities or which is an Excluded Liability.

(c)   In the event of any claim against the Purchaser with respect to any of the Assumed Liabilities, without limiting Purchaser's remedies or defenses, the Seller hereby assigns to the Purchaser, any defense, counterclaim, or right of setoff which would have been available to the Seller if such claim had been asserted against the Seller.

(d)   The assumption by the Purchaser of the Assumed Liabilities, and the transfer thereof by the Seller, shall in no way expand the rights or remedies of any third party against the Purchaser, or its officers, directors, employees, stockholders, and advisors as compared to the rights and remedies which such third party would have had against the Seller had the Purchaser not assumed the Assumed Liabilities. Without limiting the generality of the preceding sentence, the assumption by the Purchaser of the Assumed Liabilities shall not create any third-party beneficiary rights. The Seller shall pay and discharge when due, or contest in good faith, all of those Liabilities of the Seller which the Purchaser has not specifically agreed to assume pursuant to the provisions of this Agreement.

2.2.   Asset Purchase Consideration.

(a)   At Closing, in consideration for the sale, transfer, conveyance, assignment, and delivery of the Acquired Assets by the Seller to the Purchaser, and the assumption by the Purchaser of the Assumed Liabilities from the Seller, the Seller shall be entitled to receive, in the manner described in Section 2.4 below and subject to the adjustments set forth in Section 2.2(b), Section 2.3 and Section 2.7 below, Two Hundred Five Million Dollars ($205,000,000.00) (as adjusted, the "**Asset Purchase Consideration**").

(b)   No later than five (5) business days prior to Closing, the Parties shall jointly and in good faith estimate and agree in writing with respect to the value of the Closing Receivables, the Closing Inventory, and the Net Asset Value (such written estimate, the **"Estimated Purchase Price Schedule"**). At Closing, the Asset Purchase Consideration shall be adjusted as follows:

(i)   In the event that the Closing Receivables set forth on the Estimated Purchase Price Schedule are less than Twenty Five Million Dollars ($25,000,000.00), the Asset Purchase Consideration shall be reduced by such deficit, and if the Closing Receivables set forth on the Estimated Purchase Price Schedule are greater than Twenty Five Million Dollars ($25,000,000.00), the Asset Purchase Consideration shall be increased by such excess;

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

(ii)   In the event that the Closing Inventory set forth on the Estimated Purchase Price Schedule is less than Forty Five Million Dollars ($45,000,000.00), the Asset Purchase Consideration shall be reduced by such deficit, and if the Closing Inventory set forth on the Estimated Purchase Price Schedule is greater than Forty Five Million Dollars ($45,000,000.00), the Asset Purchase Consideration shall be increased by such excess; and

(iii)   In the event that the Net Asset Value set forth on the Estimated Purchase Price Schedule is less than Seventy Five Million Dollars ($75,000,000.00), the Asset Purchase Consideration shall be reduced by such deficit.

In the event that the Parties are unable to agree upon the contents of the Estimated Purchase Price Schedule at or prior to Closing (it being acknowledged that such agreement shall not be a condition to the Closing of the Contemplated Transactions), and the Closing occurs, the Parties hereby covenant and agree that, for the purposes of this Section 2.2(b) and for the purposes of completing the transactions and making the calculations contemplated by Section 2.7 below, an Estimated Purchase Price Schedule which states that (i) the Closing Receivables are Twenty Five Million Dollars ($25,000,000.00), (ii) the Closing Inventory is Forty Five Million Dollars ($45,000,000.00), and (iii) the Net Asset Value is Seventy Five Million Dollars ($75,000,000.00), shall be used in lieu thereof.

2.3.   Costs and Prorations at Closing.

With respect to the costs associated with the transfer of the Seller's right, title, and interest in and to the Business to the Purchaser, at Closing, the following adjustments shall be made to the Asset Purchase Consideration, as further calculated and in accordance with the Funds Flow and Settlement Statement:

(a)   The Seller agrees that it shall pay the real estate transfer Tax applicable to the transactions contemplated by this Agreement. To the extent that the Seller is not a deemed resident of the State of Georgia or the State of Indiana, the Purchaser shall withhold that portion of the Asset Purchase Consideration as is required pursuant to Georgia and Indiana Legal Requirements, and the Purchaser shall further pay such withholding to the appropriate Georgia and Indiana Governmental Body in accordance with such Georgia and Indiana Legal Requirements.

(b)   The Purchaser agrees that it shall pay (i) the cost of recording all documents to be recorded (except for those title clearance documents which shall be paid by Seller), (ii) the cost of any title examination fees, any premium of title insurance, survey fees, engineering fees, to the extent ordered by Purchaser or its agents or representatives.

(c)   Real and personal property ad valorem Taxes, or payments in lieu of Taxes, assessed against the Business and its properties for the year in which Closing occurs shall be prorated as of 12:01 a.m. on the Closing Date. As of Closing, the Seller shall provide Purchaser copies of all Tax bills, or bills relating to payments in lieu of Tax, for the Real Property and the Assumed Real Property Lease for the year of Closing. In the event actual Tax figures, or figures relating to payments in lieu of Tax, are not available as of Closing, the Seller and the Purchaser agree, that prorations shall be based upon the most recent available figures relating to Taxes, or payments in lieu of Taxes, and upon request of either Party, to promptly adjust such prorations upon the availability of such figures relating to Taxes, or payments in lieu of Taxes, as of the Closing. The obligations of Seller and Purchaser set forth in this Section 2.3(c) shall survive the Closing.

(d) The Purchaser shall pay all sales tax imposed on the transfer of personal property assets pursuant to this Agreement.

(e) All items of income and expense, including all amounts due and all charges under Assumed Contracts applicable to the Real Property and the Assumed Real Property Lease, shall be prorated as of 12:01 a.m. on the Closing Date.

(f) The Seller and the Purchaser acknowledge that certain prorations or adjustments may need to be made subsequent to Closing, due to the unavailability of information at Closing. The Parties agree to make such post-Closing prorations as soon as reasonably practicable subsequent to the Closing. The agreements in this Section 2.3(f) shall survive Closing.

2.4. Payment of Asset Purchase Consideration.

At Closing, the Asset Purchase Consideration shall be paid as follows, as further calculated and in accordance with the Funds Flow and Settlement Statement:

(a) that amount, if any, of the Asset Purchase Consideration necessary to be paid to applicable lenders and other creditors of the Seller to release all Security Interests with respect to the Business, or otherwise obtain clear title to the Acquired Assets, shall be paid to such lenders and other creditors in accordance with the payoff letters or other documentation provided by such creditors;

(b) that amount, if any, of the Asset Purchase Consideration necessary to be paid to applicable third Persons in accordance with Section 2.3 above, shall be paid to such third Persons in accordance with any bills, statements, or other instructions presented at Closing;

(c) Eight Million Dollars ($8,000,000.00) of the Asset Purchase Consideration shall be paid to the Escrow Agent, to be held and disbursed as provided in Section 9.7 below and the Escrow Agreement; and

(d) the balance of the Asset Purchase Consideration shall be paid by the Purchaser to the Seller by wire transfer or other immediately available funds to a bank or other account designated by Seller, which bank or other account was designated by Seller in writing to the Purchaser at least two (2) business days prior to the Closing Date.

2.5. Time and Place of Closing.

The closing of the transactions contemplated by this Agreement (the "**Closing**") shall take place at the offices of Powell, Goldstein, Frazer & Murphy LLP, 191 Peachtree Street,

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

NE, 16th Floor, Atlanta, Georgia 30303, or such other mutually agreed location at 9:00 a.m. on the later of (i) October 13, 2003, or (ii) five (5) business days following the satisfaction of all conditions precedent to the consummation of the Contemplated Transactions (or at such other date and time, or in such other manner as the Parties may agree) (the "**Closing Date**"). Subject to the provisions of Section 8, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.5 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

2.6.   Deliveries at the Closing.

At the Closing, the Seller will deliver to the Purchaser the various certificates, instruments, and documents referred to in Section 6 below; the Purchaser will deliver to the Seller the various certificates, instruments, and documents referred to in Section 7 below; the Seller will execute, acknowledge (if appropriate), and deliver to the Purchaser such documents as the Purchaser and its counsel may reasonably request; the Purchaser will execute, acknowledge (if appropriate), and deliver to the Seller such documents as the Seller, and their counsel, reasonably may request; and the Purchaser will deliver Asset Purchase Consideration in accordance with Section 2.4 above.

2.7.   Post-Closing Purchase Price Adjustment.

(a)   The Asset Purchase Consideration shall be reduced or increased on a dollar-for-dollar basis in accordance with this Section 2.7. Any decrease or increase in the Asset Purchase Consideration shall be referred to as a "**Purchase Price Adjustment**".

(b)   No later than ninety (90) days after the Closing Date, Parent shall prepare, with the participation and cooperation of the Purchaser, and deliver to the Purchaser (A) a statement (the "**Closing Date Balance Sheet**") setting forth (i) the accounts receivable of the Seller included in the Acquired Assets as of close of business on the Closing Date, as determined in accordance with GAAP, except (x) that any accounts receivable which are not collected in full by the Purchaser within thirty (30) days following the due date of that account receivable having the latest payment due date shall be valued at the amount collected, and (y) any receivable described in subsection (x) immediately above shall be assigned to the Seller for collection and excluded from the Closing Date Balance Sheet (the "**Closing Receivables**"), (ii) the net inventories calculated on a first-in, first-out basis of the Seller included in the Acquired Assets as the close of business on the Closing Date, as determined in accordance with GAAP (the "**Closing Inventory**"), and (iii) the net book value of the fixed assets of the Seller with respect to the Business as of June 30, 2003, as determined in accordance with GAAP, but adjusted for any additions or deletions (other than depreciation) with respect to the period between June 30, 2003, and the Closing Date (the "**Net Asset Value**"), and (B) a separate statement showing any calculations with respect to any necessary Purchase Price Adjustment (the "**Final Adjustment Schedule**"). At Closing, and periodically thereafter until the completion of the Closing Date Balance Sheet and the Final Adjustment Schedule, the Seller shall provide to the Purchaser a list of those accounts receivable of the Business which may contain Excluded Assets. For the purpose of preparing the Closing Date Balance Sheet and Final Adjustment Schedule, and valuing the Closing Receivables thereunder, (i) to the extent that it is not clear from the face of an account receivable whether it constitutes a Closing Receivable, the Parties shall use their commercially reasonable efforts to identify those accounts receivable which relate to the Business and constitute Acquired Assets, and those accounts receivable which constitute Excluded Assets, and (ii) the Purchaser shall use its commercially reasonable efforts to collect the Closing Receivables.

(c)   The Purchaser shall, within thirty (30) days following its receipt of the Closing Date Balance Sheet and the Final Adjustment Schedule, accept or reject the Purchase Price Adjustment submitted by Parent. If the Purchaser disagrees with such calculation, it shall give written notice to Parent of such disagreement and any reason therefor within such thirty (30) day period. Should the Purchaser fail to notify Parent of a disagreement within such thirty (30) day period, the Purchaser shall be deemed to agree with Parent's calculation. Any disagreement with respect to the determination of any Purchase Price Adjustment shall be referred to the DeCosimo CPA Firm (the "**Arbitrator**"). The Arbitrator shall act as an arbitrator and shall issue its report as to the contents of the Closing Date Balance Sheet and the determination of the Purchase Price Adjustment reflected in the Final Adjustment Schedule within sixty (60) days after such dispute is referred to the Arbitrator. The Parent on the one hand, and the Purchaser on the other hand, shall bear all costs and expenses incurred by it in connection with such arbitration, except that the fees and expenses of the Arbitrator hereunder shall be borne by the Parent and the Purchaser in such proportion as the Arbitrator shall determine based on the relative merit of the position of the Parties. This provision for arbitration shall be specifically enforceable by the Parties and the decision of the Arbitrator in accordance with the provisions hereof shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom.

(d)   If, based on the Final Adjustment Schedule as finally determined:

(i)   the Closing Receivables are less than the Closing Receivables set forth on the Estimated Purchase Price Schedule, the Parent shall pay to the Purchaser such deficit, and if the Closing Receivables are greater than the Closing Receivables set forth on the Estimated Purchase Price Schedule, the Purchaser shall pay to the Parent such excess;

(ii)   the Closing Inventory is less than the Closing Inventory set forth on the Estimated Purchase Price Schedule, the Parent shall pay to the Purchaser such deficit, and if the Closing Inventory is greater than the Closing Inventory set forth on the Estimated Purchase Price Schedule, the Purchaser shall pay to Parent such excess; and

(iii)   the Net Asset Value is less than the Net Asset Value set forth on the Estimated Purchase Price Schedule, the Parent shall pay to the Purchaser such deficit.

In the event that the Final Adjustment Schedule shall reflect amounts due to both Parent and the Purchaser, such amounts shall be netted to reflect one payment which shall be due and payable to either Parent or the Purchaser, as the case may be. Final amounts due hereunder shall be paid no later than five (5) business days following the Purchaser's agreement with the

Parent's calculation of the Purchase Price Adjustment, or in the event of a disagreement, following the resolution of such disagreement by written agreement of the Purchaser and the Parent, or the determination of the Arbitrator pursuant to Section 2.7(c) above.

(e)   In addition to the payments due under the Final Adjustment Schedule:

(i)   Seller shall reimburse the Purchaser for the amount of any Closing Receivables reflected on the Closing Date Balance Sheet and the Final Adjustment Schedule which are not collected by the Purchaser within the earlier of sixty (60) days after their due date or one hundred twenty (120) days from the date of the Final Adjustment Schedule. The Purchaser shall reassign to Seller all rights to Closing Receivables for which reimbursement has been paid.

(ii)   To the extent that the Final Adjustment Schedule as finally determined herein shall either (x) identify an account receivable as a Closing Receivable which is later discovered to be an Excluded Asset, or (y) omit to include a Closing Receivable which is an Acquired Asset and collected or collectible, the Party identifying such discrepancy shall notify the other Parties of the same, and propose any required amendment to the Final Adjustment Schedule and amounts due hereunder in accordance with the procedures set forth in Section 2.7(c) above. Any dispute with the Final Adjustment Schedule so amended shall be resolved as contemplated by Section 2.7(c) above.

2.8.   Allocation of Asset Purchase Consideration.

The Asset Purchase Consideration will be allocated among the Acquired Assets, the Assumed Liabilities, and the Real Property, for all purposes (including Tax purposes) in accordance with the methodology, which shall be agreed to among the Parties within ninety (90) days following the Closing (the "**Purchase Price Allocation**"). Each of the Parties hereto will not take a position on any Tax Return, before any Governmental Body charged with the collection of any Tax, or in any Proceeding, that is in any way inconsistent with the Purchase Price Allocation and will cooperate with each other by timely filing consistent with such allocation on applicable forms with the IRS.

3.   REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller, jointly and severally, represents and warrants to the Purchaser that the statements contained in this Section 3 are true, correct and complete as of the date hereof, and will be true, correct and complete as of the Closing Date, except as specified to the contrary in the corresponding section of the disclosure schedule prepared by the Seller accompanying this Agreement and initialed by each of the Parties (the "**Disclosure Schedule**").   The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.

3.1.   Organization and Good Standing.

Each Seller is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, with full corporate power and authority to

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

conduct its business as it is now being conducted, and to own or use the properties and assets (including but not limited to the Acquired Assets and the Assumed Liabilities) that it purports to own or use in connection with the Business. Each Seller has the full corporate power and authority to perform all of its obligations under the Transaction Documents. Each Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the conduct of the Business requires such qualification.

3.2. Authority; No Conflict.

(a) This Agreement constitutes the legal, valid, and binding obligation of the Seller, enforceable against the Seller in accordance with its terms. Upon the execution and delivery by the Seller of the Transaction Documents, the Transaction Documents to which the Seller is a party will constitute the legal, valid, and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms. The board of directors and the shareholders of each Seller who are by applicable Legal Requirements required to approve and authorize this Agreement and the Contemplated Transactions, have approved and authorized this Agreement and the Contemplated Transactions, in each case without condition, limitation or restriction. The Seller has the right, power, authority, and capacity to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations under this Agreement and the Transaction Documents to which it is a party.

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of any Seller, or (B) any resolution or authorization adopted by the board of directors or shareholders of any Seller; (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions; (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any material Governmental Authorization that is held by the Seller; (iv) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any of the Assumed Contracts, Assumed Real Property Lease, or Assumed Personal Property Leases; or (v) result in the imposition or creation of any Security Interest upon or with respect to any of the Acquired Assets or the Assumed Liabilities. Other than obtaining the requisite approvals under the HSR Act, and except as set forth on Schedule 3.2, the Seller is not required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3. Business Records.

The Business Records included in the Acquired Assets are true, complete and correct in all material respects and have been maintained in accordance with sound business practices and applicable Legal Requirements.

3.4.   Title to Properties; Security Interests.

The Seller has, and at Closing will have, good title to or a valid leasehold interest in all of the Acquired Assets. The Acquired Assets will be transferred to Purchaser at Closing, free and clear of any Security Interest. Except as set forth on Schedule 3.4, the Acquired Assets which constitute the Assumed Real Property Lease and the Real Property are not subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any material nature. The Acquired Assets, the Excluded Assets, and the Assumed Liabilities constitute all of the tangible and intangible assets and properties necessary or used by Seller for the operation of the Business as conducted prior to the Closing Date.

3.5.   Accounts Receivable.

The accounts receivable of the Seller included among the Acquired Assets are reflected properly on the books and records of the Seller and are valid receivables. The Acquired Assets do not include any notes receivable.

3.6.   Taxes.

The Seller has filed or caused to be filed all Tax Returns that are or were required to be filed by or with respect to it pursuant to applicable Legal Requirements that relate to the Business or that could constitute a Security Interest in the Acquired Assets. There are no unpaid Taxes that could constitute a Security Interest on the Acquired Assets or with respect to the Business. There exists no proposed Tax assessment against the Seller with respect to the Business or the Acquired Assets. No consent to the application of Section 341(f)(2) of the IRC has been filed with respect to any property or assets held, acquired, or to be acquired by the Seller with respect to the Acquired Assets or the Business. All Taxes that the Seller with respect to the Acquired Assets or the Business is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person. All Tax Returns filed by the Seller with respect to the Acquired Assets and the Business are true, correct, and complete.

3.7.   Employee Benefits.

No other corporation, partnership, limited liability company, trade, business, or other entity, would, together with the Seller, constitute a single employer with respect to the Business within the meaning of IRC Section 414 (a "**Seller ERISA Affiliate**"), except as set forth on Schedule 3.7. Schedule 3.7 contains a true and complete list of all of the Employee Benefit Plans which are presently in effect or which have previously been in effect since December 31, 2001, for the benefit of current or former employees, officers, partners or consultants of the Business (the "**Company Plans**"). There is no Security Interest outstanding upon any Acquired Assets pursuant to IRC Section 412(n) in favor of any employee benefit plan of Seller or a Seller ERISA Affiliate. Neither the Seller nor any Seller ERISA Affiliate has any past, present or future obligation or liability to contribute to any multiemployer plan as defined in ERISA Section 3(37). To the extent applicable, each employee pension benefit plan within the meaning of ERISA Section 3(2) required to be maintained by the Seller or any Seller ERISA Affiliate has been funded in accordance with its governing documents, ERISA and the IRC or other applicable law, and, except as disclosed on Schedule 3.7 has not experienced any accumulated funding deficiency (whether or not waived) and within the meaning of ERISA Section 302 and IRC Section 412. Except as set forth on Schedule 3.7, neither the Seller nor any Seller ERISA Affiliate maintains or contributes to or has ever maintained or contributed to any Employee Benefit Plan subject to Title IV of ERISA. There is no Security Interest upon any property of the Seller or any Seller ERISA Affiliate outstanding pursuant to Section 4068 of ERISA in favor of the Pension Benefit Guaranty Corporation.

3.8.   Compliance with Legal Requirements; Governmental Authorizations.

(a)   Except as set forth in Schedule 3.8(a): (i) the Seller has complied in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business, or the ownership or use of any of the Acquired Assets; (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material violation by the Seller of, or a failure on the part of the Seller to comply with, any Legal Requirement in the conduct of the operation of the Business; and (iii) the Seller has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement in the conduct of the operation of the Business.

(b)   Schedule 3.8(b) contains a complete and accurate list of each Governmental Authorization that is held by the Seller that relates to the Business, or to any of the Acquired Assets. Each Governmental Authorization listed or required to be listed in Schedule 3.8(b) is valid and in full force and effect. Except as set forth in Schedule 3.8(b): (i) the Seller has complied in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 3.8(b); (ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 3.8(b); and (iii) the Seller has not received any notice or other communication (whether oral or written) from any Governmental Body regarding any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization.

3.9.   Legal Proceedings; Orders.

(a)   Except as set forth on Schedule 3.9, there is no pending Proceeding: (i) that has been commenced by or against the Seller with respect to the Business or the Acquired Assets or the Assumed Liabilities; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To the Knowledge of the Seller, (A) no such Proceeding has been threatened, and (B) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. The Proceedings listed in Schedule 3.9 will not have a material adverse effect on the Acquired Assets, or any of the operations, condition, or prospects of the Business.

(b)   Except as set forth in Schedule 3.9: (i) there is no Order to which the Seller, with respect to the Business or the Acquired Assets is subject; and (ii) to the Knowledge of the Seller, no employee of the Business is subject to any Order that prohibits such officer, manager, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the Business.

3.10.   SEC Filings; Business Financial Performance.

(a)   Since December 29, 2001, all reports, statements and other documents filed by Parent with the Securities Exchange Commission complied in all material respects with applicable Legal Requirements and did not as of the date made contain an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (all such documents collectively, the **"SEC Reports"**); provided, however, that this representation shall apply only to disclosures in such SEC Reports that relate to the Business, the Acquired Assets and the Assumed Liabilities. Since the date of the last SEC Report consisting of a 10-Q, there has not been any material adverse change in the business, operations, properties, prospects, assets, working capital or condition of Parent, but only as it relates to the Business, and no event has occurred or circumstance exists that may result in such a material adverse change with respect to the Business.

(b)   The Seller represents and warrants that (i) the total revenues of the Seller with respect to the Business, as determined in accordance with GAAP, for the period commencing on December 28, 2002, and ending on June 28, 2003, was not less than One Hundred Twenty Seven Million Dollars ($127,000,000.00), and (ii) the total revenues of the Seller with respect to the Business, as determined in accordance with GAAP, for the period commencing on January 1, 2002, and ending on December 31, 2002, was not less than Two Hundred Seventy Million Dollars ($270,000,000.00).

3.11.   Absence of Certain Changes and Events.

Except as set forth in Schedule 3.11, since June 28, 2003, the Seller has conducted the Business only in the Ordinary Course of Business. To the extent relating to or otherwise affecting the Acquired Assets, the Business, or the Assumed Liabilities, there has not been any: (a) except as described on Schedule 3.11, payment or increase by the Seller of any bonuses, salaries, or other compensation to any employee or entry into any employment, severance, or similar Contract with any employee of the Business; (b) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Business; (c) damage to or destruction or loss of any asset or property of the Business, including but not limited to any Acquired Asset, whether or not covered by insurance, adversely affecting the Acquired Assets, business, financial condition, or prospects of the Business; (d) entry into, termination of, or receipt of notice of termination of any material agreement with respect to operation of the Business; (e) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any material amount of Acquired Assets; (f) cancellation or waiver of any material claims or rights with respect to the Business or the Acquired Assets;

(g) change in the accounting methods used by the Seller with respect to the Business; or (h) agreement, whether oral or written, by the Seller to do any of the foregoing.

3.12. Contracts; No Defaults.

(a)   Schedule 3.12(a) contains a complete and accurate list, and the Seller has delivered to the Purchaser true and complete copies, of: (i) each Contract (excluding individual invoices or order confirmations in the Ordinary Course of Business) that involves performance of services or delivery of goods or materials by the Business of an amount or value in excess of $1,000,000; (ii) each Contract (excluding individual purchase orders in the Ordinary Course of Business) that involves performance of services or delivery of goods or materials to the Business of an amount or value in excess of $1,000,000; (iii) each material Contract pursuant to which the Business licenses other persons to use any of the Owned Software or Licensed Software or has agreed to support, maintain, upgrade, enhance, modify, or consult with respect to any of the Owned Software or Licensed Software, or pursuant to which other persons license the Business to use the Licensed Software; (iv) each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of the Business in excess of $250,000; (v) the Assumed Real Property Lease, each Assumed Personal Property Lease, or other material license, lease, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any of the Acquired Assets; (vi) each Contract with respect to material Intellectual Property Assets of the Business; (vii) each material joint venture, partnership, and other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Business with any other Person; (viii) each Contract containing covenants that in any way purport to restrict the business activity of the Business, or limit the freedom of the Business to engage in any line of business or to compete with any Person; (ix) each power of attorney of the Business that is currently effective and outstanding; (x) each Contract of the Business for capital expenditures in excess of $250,000; and (xi) each written warranty, guaranty, and or other similar undertaking with respect to the Acquired Assets or the Business.

(b)   The Assumed Contracts are in full force and effect and are valid and enforceable in accordance with their terms.

(c)   Except as set forth in Schedule 3.12(c): (i) The Seller has complied with all applicable terms and requirements of the Assumed Contracts; (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Seller or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, the Assumed Contracts; and (iii) the Seller has not given to or received from any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, the Assumed Contracts.

(d)   There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Seller under the Assumed Contracts, with any Person and to the Knowledge of the Seller, no such Person has made written demand for such renegotiation.

3.13. Insurance.

The Seller has delivered to the Purchaser true and complete summary of all policies of insurance (excluding, however, medical or health insurance) to which the Seller, with respect to the Business, is a party or under which the Seller, with respect to the Business, is or has been covered at any time since December 31, 2001. Schedule 3.13: (A) describes (i) any self-insurance arrangement by or affecting the Seller with respect to the Business, and (ii) any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by the Seller with respect to the Business; and (B) sets forth, by year, for the current policy year and each of the two preceding policy years: (i) a summary of the loss experience under each policy, (ii) a statement describing each claim under an insurance policy for an amount in excess of $500,000, and (iii) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims. With respect to the Business, the Seller has not received (x) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (y) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

3.14. Environmental Matters.

Except as disclosed in those certain Phase I environmental reports prepared on behalf of the Seller prior to the date hereof with respect to certain of the Business Facilities and associated real property, and delivered by the Seller to the Purchaser prior to the date hereof:

(a) The Seller, with respect to the Business, is, and at all times has been, in material compliance with, and has not been and is not in violation of or liable under, any Environmental Law. The Seller does not have any basis to expect, nor has the Seller or any other Person for whose conduct it is or may be reasonably expected to be held to be responsible received, any actual or threatened order, notice, or other communication from (i) any Governmental Body or private citizen acting in the public interest, (ii) the current or prior owner or operator of any Business Facility, or (iii) any other third-party, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to the Business or any other properties or assets (whether real, personal, or mixed) in which the Seller has had an interest, or with respect to any property or facility at or to which Hazardous Materials were Released, generated, manufactured, refined, transferred, imported, used, or processed by the Seller or any other Person for whose conduct it is or may be reasonably expected to be held responsible, or from which Hazardous Materials have been Released, transported, treated, stored, handled, transferred, disposed, recycled, or received.

(b) There are no pending or, to the Knowledge of the Seller, threatened, claims, Security Interests, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to the Business.

(c) The Seller does not have any Knowledge of any basis to expect, nor has it or any other Person for whose conduct it is or may be reasonably expected to be held responsible, received, any citation, directive, inquiry, request for information, notice, Order, summons, warning, or other communication that relates to Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any Business Facility, or with respect to any property or facility to which Hazardous Materials Released, generated, manufactured, refined, transferred, imported, used, or processed at any Business Facility for whose conduct Seller is or may be reasonably expected to be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(d)   Neither the Seller nor any other Person for whose conduct it is or may be reasonably expected to be held responsible, has any Environmental, Health, and Safety Liabilities with respect to any Business Facility, or with respect to the Business, any other properties and assets in which the Seller (or any predecessor) had an interest.

(e)   There are no Hazardous Materials present in any Business Facility or in the Environment at any Business Facility except in compliance with all applicable Environmental Laws.

(f)   The Seller or its agent has delivered to the Purchaser true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by the Seller or its agent pertaining to Hazardous Materials or Hazardous Activities in, on, or under any Business Facility, or concerning compliance by the Seller or any other Person for whose conduct it is or may be reasonably expected to be held responsible, with Environmental Laws.

(g)   Seller has no Knowledge that any Business Facility has been (i) constructed and/or maintained with the use of Hazardous Materials (including but not limited to asbestos or PCB's), or (ii) used as a landfill or for mining activities. Except as set forth on Schedule 3.14(g), there are no above-ground or underground storage tanks, whether in use or closed, on any Business Facility. Schedule 3.14(g) contains a detailed description of all above-ground or underground storage tanks removed by or on behalf of the Seller at or from any Business Facility. All such tank removals were performed in accordance with Legal Requirements and Environmental Law and no soil or groundwater contamination resulted from the operation or removal of such tanks.

(h)   Seller has all material governmental permits, licenses, consents, approvals, certifications and authorizations relating to environmental protection or health or safety matters (collectively, "**Environmental Permits**") necessary to conduct its operations and has been in the past and is presently in material compliance with all the Environmental Permits (including, without limitation, any information provided on the applications therefor and all restrictions or limitations therein) and has made all appropriate filings for issuance or renewal of all of the Environmental Permits. Seller does not have any Knowledge of any proceedings to substantially modify or to revoke any such Environmental Permits.

3.15. Real Property.

(a)   Schedule 3.15(a) describes the Real Property. The Seller with respect to the Business does not own any real property except the Real Property. With respect to the Real Property, except as set forth on Schedule 3.15, (i) there are no pending or, to the Knowledge of the Seller, threatened condemnation proceedings, lawsuits, annexations or administrative actions, special assessments, impact fees, or other governmental exactions (other than ad valorem taxes) relating to the Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the Real Property is in compliance with all zoning, building, health and other land use laws, ordinances, rules, codes, regulations, orders and requirements, the damages for noncompliance for which would exceed $250,000; (iii) all facilities located on the parcel of property have received all approvals of governmental authorities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in all material respects in accordance with applicable Legal Requirements; (iv) there are no leases, subleases, concessions, or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Real Property; (v) there are no outstanding contracts, options or rights of first refusal to purchase the Real Property, or any portion thereof or interest therein; and there are no management, maintenance, service or other operating contracts or agreements affecting the Real Property or any portion thereof which shall survive the Closing; (vi) there are no parties (other than the Seller) in possession of the Real Property; (vii) adequate and usable public sanitary and storm sewers, public water facilities and other utilities are available without charge except for customary usage charges; (viii) no portion of the Real Property is subject to any restrictions on use or development, such as being a government designated "wetland" area; and (ix) the Real Property has not been used as a landfill or for the dumping of debris or mining activities.

(b)   Except with respect to the Assumed Real Property Lease, that certain lease for warehouse space in Santa Fe Springs, California, and that certain lease for the facility in Chatsworth, Georgia, the Seller does not lease any real property in connection with the Business. The Seller has delivered to the Purchaser a true, correct and complete copy of the Assumed Real Property Lease (as amended to date). With respect to the Assumed Real Property Lease: (i) the Assumed Real Property Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) the Seller has not, and to the Knowledge of the Seller, no party to the Assumed Real Property Lease is, in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder; (iii) the Seller has not, and to the Knowledge of the Seller, no party to the Assumed Real Property Lease has, repudiated any provision thereof; (iv) there are no disputes, oral agreements, or forbearance programs in effect as to the Assumed Real Property Lease.

(c)   With respect to the Business Facilities: (i) each Business Facility has received all approvals of Governmental Bodies (including licenses and permits) required in connection with the operation thereof and has been operated and maintained in all material respects in accordance with applicable Legal Requirements; (ii) except for Assumed Contracts, there are no management, maintenance, service, landscaping and operating contracts or agreements affecting any Business Facility or any portion thereof which shall survive Closing for which Purchaser shall have any obligation or which shall encumber any portion of any Business Facility; (iii) Seller has no Knowledge of material defects in the design or construction of any of the improvements on any Business Facility; (iv) Seller has received no notice of, nor does the Seller have Knowledge of, any pending, threatened or contemplated action by any Governmental Body having the power of eminent domain which might result in any part of the real property in respect to any Business Facility being taken by condemnation or being conveyed in lieu thereof; (v) Seller has no Knowledge of any use and occupancy restrictions affecting any Business Facility other than those imposed by any local zoning ordinances and building codes, and matters affecting title recorded in the records of the State of Georgia or the State of Indiana; (vi) Seller has received no written notice of any existing violation of any Legal Requirement, including without limitation, violations of zoning, health, environmental or other statutes, ordinances or regulations affecting any Business Facility, and Seller has no Knowledge of any such violations; (vii) Seller has no Knowledge of assessments made against any portion of the real property in respect to the Business Facilities by any Governmental Body which are unpaid (except ad valorem Taxes for the current year and current utility charges), whether or not they have become Security Interests, and whether or not they are due in installments; and (viii) to the Knowledge of Seller, there are currently no zoning applications, modification, variances, appeals, or litigation affecting the real property with respect to the Business Facilities.

3.16. Employees.

(a)   Schedule 3.16(a) contains a list of the following information for each full-time, part-time or temporary employee, manager or director of the Seller with respect to the Business, including each employee on leave of absence or layoff status: name; job title and current employment status. Schedule 3.16(a) also contains a list of all written contracts of employment to which the Seller is a party with respect to the Business, except for contracts which can be terminated without liability upon not more than thirty (30) days notice.

(b)   To the Knowledge of the Seller, no employee of the Seller with respect to the Business who is being offered employment by the Purchaser pursuant to Section 5.14 below is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee and any other Person that in any way adversely affects or will affect (i) the performance of such employee's duties as an employee, or (ii) the ability to conduct the Business. To the Knowledge of the Seller, no key employee of the Business intends to terminate such employee's employment.

3.17. Labor Relations; Compliance.

(a)   The Seller is not a party to any collective bargaining or other labor Contract with respect to the Business, including any obligation under any agreement regarding rates of pay or working conditions of any employees of the Seller. There has not been, there is not presently pending or existing, and to the Knowledge of the Seller, there is not threatened with respect to the Business, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any pending proceeding against or affecting the Seller relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting the Seller, or (c) any application for certification of a collective bargaining agent. No event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by the Seller with respect to the Business, and no such action is contemplated. The Seller has complied with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and plant closing. The Seller is not liable for the payment of any compensation, damages, Taxes, fines, penalties, family and/or medical leave, workers compensation, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements, or for any other Legal Requirement relating to the employer-employee relationship.

(b) Schedule 3.17 contains a complete list of existing or threatened employment-related lawsuits and/or governmental administrative proceedings to which the Seller is currently a party with respect to the Business. This list includes any employment-related disputes brought under any applicable federal, state or local Legal Requirements, as well as all administrative actions including, but not limited to, those proceedings before the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Agency, the Department of Labor, state boards or agencies handling workers compensation claims, as well as the Office of Federal Contract Compliance Programs, and any state or local counterparts to such agencies, and further includes any employment-related disputes arising under common law, including but not limited to claims for wrongful termination, negligent hiring, retention or supervision, intentional or negligent infliction of emotional distress, invasion of privacy, and defamation.

3.18. Intellectual Property.

(a) Except as set forth on Schedule 3.18(a), the Seller owns all right, title and interest in and to each Intellectual Property Asset. The Intellectual Property Assets constitute all intellectual property rights necessary to the operation of the Business as presently conducted. Each officer, employee, agent and independent contractor of the Seller has heretofore transferred to Seller all right, title and interest of such Person in and to any technology and intellectual property rights used or necessary for the operation of the Business as presently conducted. Except for the Seller, no Person has the right or authority, or has ever had the right or authority, by Contract or otherwise, to manufacture, distribute, or sell any product or service of the Business using the Intellectual Property Assets.

(b) Except as set forth on Schedule 3.18(b), the Seller with respect to the Intellectual Property Assets has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of third parties subsisting under the Legal Requirements of any country, and the Seller has not received any notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Seller must license or refrain from using any intellectual property rights of any third party). To the Knowledge of the Seller, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property Asset or any other intellectual property rights of the Seller with respect to the Business.

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

(c)   Schedule 3.18(c) identifies each patent or registration of trademarks or copyrights which has been issued or transferred to the Seller with respect to any of its Intellectual Property Assets and identifies each pending patent application for registration which the Seller made with respect to any of its Intellectual Property Assets. Schedule 3.18(c) also identifies each material trade name or unregistered trademark used by the Seller in connection with the Business. With respect to each item of Intellectual Property Assets required to be identified in Schedule 3.18(c): (i) the Seller possesses all right, title, and interest in and to the item, free and clear of any Security Interest, license, or other restriction; (ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of the Seller, threatened, which challenges the legality, validity, enforceability, use, or ownership of the item; and (iv) except as set forth on Schedule 3.18(c), the Seller has not agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

(d)   Schedule 3.18(d) identifies each material item of Intellectual Property Assets that any third party owns and that the Seller uses with respect to the Business pursuant to license, sublicense, agreement, or permission. The Seller has delivered to the Purchaser true, correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date), to the extent available to Seller. With respect to each item of Intellectual Property Assets required to be identified in Schedule 3.18(d): (i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect; (ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither the Seller, nor to the Knowledge of the Seller, any other party to the license, sublicense, agreement, or permission, is in breach or default, and no event has occurred which with notice of lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder; (iv) the Seller has not, and to the Knowledge of the Seller, no other party to the license, sublicense, agreement, or permission has, repudiated any provision thereof; (v) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license; (vi) the underlying item of Intellectual Property Assets is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; (vii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the Knowledge of the Seller, threatened, which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property Assets; and (viii) the Seller has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

3.19.   Certain Payments.

None of the Seller nor any of its respective directors, officers, agents, or employees, or any other Person associated with or acting for or on behalf of the Seller with respect to the Business, has (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to improperly obtain favorable treatment in securing business, (ii) to improperly pay for favorable treatment for business secured, (iii) to improperly obtain special concessions or for special concessions already obtained, for or in respect of the Seller, or (iv) in violation of any Legal Requirement, (b) established or maintained any fund or asset that has not been recorded in the Business Records.

3.20. Relationships with Related Persons.

No Related Person of the Seller has or has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible) used in or pertaining to any Acquired Asset or Assumed Liability. No Related Person of the Seller owns or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has had business dealings or a material financial interest in any transaction with the Business.

3.21. Brokers or Finders.

The Seller has not incurred any obligation or Liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

3.22. Product Warranty.

Each product manufactured, sold, leased, or delivered by the Seller with respect to the Business or service provided by the Seller with respect to the Business has been in conformity with all of their applicable contractual commitments and express and implied warranties, and the Seller does not have any Liability with respect to such products manufactured, sold, leased, or delivered (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for Product Warranty Claims for which adequate reserves are set forth on the financial statements of the Seller dated as of June 28, 2003. Except as otherwise may be provided by applicable law, no product manufactured, sold, leased, or delivered by the Seller with respect to the Business is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease.

3.23. Disclosure.

The representations and warranties contained in this Section 3 (including the Disclosure Schedule) do not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement and information contained in this Section 3 not misleading.

4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows:

4.1. Organization and Good Standing.

The Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Georgia.

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

4.2.   Authority; No Conflict.

(a)   The Transaction Documents constitute the legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms. The Purchaser has the right, power, and authority to execute and deliver the Transaction Documents, and to perform its obligations under the Transaction Documents.

(b)   Neither the execution and delivery of the Transaction Documents by the Purchaser, nor the consummation or performance of any of the Contemplated Transactions by the Purchaser, will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to: (i) any provision of the Organizational Documents of the Purchaser; (ii) any resolution adopted by the board of directors or the shareholders of the Purchaser; or (iii) any Legal Requirement or Order to which the Purchaser may be subject. Other than obtaining the requisite approvals under the HSR Act, the Purchaser is not required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3.   Certain Proceedings.

There is no pending Proceeding that has been commenced against the Purchaser and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To the Knowledge of the Purchaser, no such Proceeding has been threatened.

4.4.   Brokers or Finders.

The Purchaser and its directors, officers and agents have not incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

4.5.   Disclosure.

The representations and warranties contained in this Section 4 do not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement and information contained in this Section 4 not misleading.

5.   COVENANTS

5.1.   Access and Investigation.

Between the date of this Agreement and the Closing Date, the Seller will, and will cause its Representatives to, (a) afford the Purchaser and its Representatives (collectively, "**Purchaser's Advisors**") full and free access to the Acquired Assets, the Assumed Liabilities, the Business, the payroll information (but only at such times reasonably agreeable to the Parties), properties (including for purposes of subsurface and other environmental testing), contracts, books and records, and other documents and data of the Business, (b) furnish Purchaser's Advisors with copies of all such contracts, books and records, and other existing documents and data as Purchaser's Advisors may reasonably request, and (c) furnish Purchaser's Advisors with such additional financial, payroll, operating, and other data and information as Purchaser's Advisors may reasonably request. Notwithstanding the foregoing, Seller may refuse to provide information that relates to pricing of products or identity of customers to the extent it shall reasonably determine such information to be inappropriate to disclose. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor hereunder). The Seller acknowledges and agrees that from and after the Closing the Purchaser will have the right to possession of all documents, books, records (including non-income Tax records), agreements, and financial data of any sort relating to the Acquired Assets, the Assumed Liabilities, and the Business (other than Excluded Assets, and materials constituting attorney-client privilege materials or materials subject to privacy obligations not waivable by the Seller); *provided, however*, that the Seller shall have the right to obtain access to such documents, books, records (including Tax records), agreements, and financial data to the extent related to the period prior to the Closing and make photocopies thereof for a proper purpose, such as in connection with the preparation of their Tax Returns.

5.2.   Operation of the Business.

Between the date of this Agreement and the Closing Date, the Seller will: (a) operate the Business (or otherwise conduct the Business) only in the Ordinary Course of Business; (b) use its Best Efforts to preserve intact the current business organization, keep available the services of the current employees and agents, and maintain the relations and good will with suppliers, landlords, creditors, employees, agents, and others having business relationships with the Business; (c) confer with the Purchaser concerning operational matters of the Business of a material nature; and (d) otherwise report periodically to the Purchaser concerning the status of the Business, the Acquired Assets, and the Assumed Liabilities.

5.3.   Negative Covenant.

Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, the Seller will not, without the prior consent of the Purchaser, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 3.11 could occur. The Purchaser shall have the right to examine title to Real Property and other Acquired Assets in respect to the facilities of the Business at any time up to Closing for the purpose of ascertaining whether Seller has further voluntarily encumbered the Real Property.

5.4.   Required Approvals.

As promptly as practicable after the date of this Agreement, each Party will use its respective Best Efforts to receive all necessary Consents of each Governmental Body from which Consent may be required to consummate the Contemplated Transactions, including but not limited to the HSR Act. As promptly as practicable after the date of this Agreement, the Seller will use its Best Efforts to receive all necessary Consents (i) of all lenders, lessors, development authorities, joint venturers, and other Persons whose consent to the consummation of the Contemplated Transactions may be required, or who may have a Security Interest on any of the Acquired Assets, and further to obtain termination and transfer agreements from each lessor (including but not limited to the requisite UCC-3 termination statements), and (ii) with respect to each matter, and from each Person, specifically identified in Exhibit A (collectively, the "**Required Approvals**"). Between the date of this Agreement and the Closing Date, each Party will cooperate with each other Party with respect to all filings that each such Party elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions, including but not limited to under the HSR Act.

5.5.   Release of Security Interests.

The Seller will cause the release of all Security Interests on the Acquired Assets prior to or simultaneous with the Closing.

5.6.   No Negotiation.

Until such time, if any, as this Agreement is terminated pursuant to Section 8, Seller agrees not to solicit or consider other proposals concerning the sale of the Business, the Acquired Assets, or the Assumed Liabilities to other entities expressing interest in acquiring, leasing or managing the Acquired Assets, the Assumed Liabilities, or the Business whether for themselves or others, or to divulge or otherwise disclose any information to such entities regarding any aspects of the Contemplated Transactions, including but not limited to, purchase price, terms, or status of negotiations and discussions between Seller, the Purchaser, or their authorized representatives, except to the extent necessary to comply with the applicable disclosure requirements of the NASDAQ stock exchange, or applicable Legal Requirements. Notwithstanding the foregoing, the Parent and its board of directors may consider other bona fide and unsolicited proposals by third parties with respect to the acquisition of all of the Business, the Acquired Assets, and the Assumed Liabilities (each such bona fide and unsolicited proposal, an **"Alternative Proposal"**), provided Parent's board of directors concludes, based on an opinion of counsel, that it must consider such to avoid a breach of its fiduciary duties arising under applicable Legal Requirements. In the event that the board of directors of the Parent concludes in good faith that such Alternative Proposal shall provide consideration to the Seller of materially greater value than the Asset Purchase Consideration hereunder and is otherwise in the best interests of the Parent's shareholders, then the Parent may accept such Alternative Proposal and terminate this Agreement after affording the Purchaser not less than five (5) business days in which to meet the terms and purchase price of such Alternative Proposal. In the event of such termination of this Agreement pursuant to this Section 5.6, the Parent shall promptly on demand therefor, pay to the Purchaser the sum of Five Million Dollars ($5,000,000.00), as liquidated damages and not as a penalty.

5.7.   Best Efforts.

Between the date of this Agreement and the Closing Date, each of the Parties will use their respective Best Efforts to cause the conditions in Sections 6 and 7 to be satisfied and to preserve intact the Business and the Acquired Assets.

5.8. Litigation Support.

Following the Closing, in the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any Party, each of the other Parties will reasonably cooperate with the contesting or defending Party and his or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 9 below).

5.9. Transition.

Each Party will use its respective Best Efforts not to take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, employee or other business associate of the Seller with respect to the Business from maintaining the same business relationships with the Purchaser after the Closing as it maintained with the Seller prior to the Closing.

5.10. Assignment of Interests in Acquired Assets.

Nothing in this Agreement shall be deemed to constitute or require an assignment or an attempt to assign any of the Acquired Assets if the attempted assignment without the consent of a third party would adversely affect in any way the rights of the Purchaser. If any such consent shall not have been obtained at or prior to the Closing, or the attempted transfer or assignment of any of the Acquired Assets, would have an adverse effect on the Purchaser, then, at the Purchaser's option, the Seller will cooperate with the Purchaser in any reasonable arrangement designed to provide for the Purchaser the rights and benefits of such Acquired Assets, including, enforcing for the benefit of the Purchaser any or all rights of the Seller against any other party arising out of the breach or cancellation by such other party, while permitting the Purchaser the possession and use of such Acquired Assets for Purchaser's account as if such Acquired Assets had been so transferred, assigned and delivered, or otherwise. Following the Closing, pending the obtaining of such consents, approvals or novations, the Purchaser will continue performance of any remaining unfulfilled obligations of the Seller under any of the agreements in the same manner as though the same were subcontracted to the Purchaser on the same terms and conditions as contained in the agreements.

5.11. Tax Matters.

(a)   With respect to the transactions contemplated by this Agreement, the Parties will provide each other with such cooperation and information as either of them may reasonably require of the other in connection with the filing of any Tax Return, including Tax Returns relating to the application of the successor employer rules for payroll Tax purposes contained in IRC Sections 3121(a)(1) and 3306(b)(1), the determination of a liability for Taxes or a right to a refund for Taxes, or the preparation for litigation or investigation of any claim for Taxes or a right to a refund for Taxes, or the preparation for cooperation and information shall include all relevant Tax Returns, and other documents and records, or portions thereof relating to or necessary in connection with the preparation of records, or portions thereof relating to or necessary in connection with the preparation of such Tax Returns or other determination of Tax Liability. Each Party shall retain all Tax Returns (other than income tax returns), schedules, workpapers, and all other materials, records or documents with respect to the Business and the Acquired Assets until the expiration of the statute of limitations for the taxable years to which such Tax Returns and other documents relate. Any information obtained under this provision shall be kept confidential by the Parties, except as may be necessary in connection with the filing of such Tax Returns.

(b)   To the extent otherwise applicable, the Seller and the Purchaser agree to waive compliance with applicable bulk sales notification statutes and regulations, in connection with the sale of the Acquired Assets to the Purchaser.

5.12. <u>Notice of Developments.</u>

The Seller shall deliver to the Purchaser promptly after the Seller becomes aware of any change affecting the content of, or information with respect to, the Disclosure Schedule, but in any event no later than two (2) days prior to the Closing Date, revised Disclosure Schedules to the representations and warranties set forth in Section 3, to reflect any matters which have occurred from and after the date of this Agreement, which, if existing on the date of this Agreement, would have resulted in a disclosure or exception with regard to any such representation and warranty; provided, however, that Seller shall have no obligation to revise or update any Disclosure Schedule or any part of the Disclosure Schedules to reflect changes in fact or circumstance that are the result of conduct of the Business in the Ordinary Course of Business, unless Seller has Knowledge that such update would reasonably be expected to have a material adverse effect on the Business. If in the Purchaser's reasonable determination any such modifications or amendments would, if true at Closing, constitute or result in a material adverse change to the Acquired Assets, the Assumed Liabilities, or to the Business (to the extent such Business is being transferred to the Purchaser hereunder), the Purchaser shall have until the earlier of (i) the Closing Date or (ii) five (5) days after receipt of such notice to notify Seller of its intent to terminate this Agreement or to propose an adjustment to the Asset Purchase Consideration, provided that, prior to any termination of this Agreement, the Seller shall be afforded a reasonable opportunity to cure any such defect, which cure shall, in any event, be completed no less than five (5) days after Purchaser's notice to Seller of its election to terminate. If the Seller does not cure such defect or, at its election does not agree to any proposed adjustment to the Asset Purchase Consideration, the Purchaser may terminate this Agreement. Unless the Purchaser exercises such right of termination within such five (5) day period, the written notice delivered to the Purchaser will be deemed to have amended the Disclosure Schedule and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder.

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

5.13. <u>Restrictive Covenants.</u>

(a)   From the date of this Agreement for a period of two (2) years following the Closing Date, the Seller will not, directly or indirectly, for itself or for any other Person (other than Purchaser or any of its Affiliates), (i) solicit, attempt to employ or enter into any contractual employment arrangement with any employee or independent contractor of the Seller or the Business or any former employee or independent contractor of the Business hired by the Purchaser in connection with the transactions contemplated by this Agreement (other than employees terminated by Purchaser), until twelve (12) months after such former employee's employment with the Purchaser has ended, as the case may be, (ii) call on or solicit any of the customers of the Business engaged in factory-built and modular housing, and exposition/trade show industries for the purpose of competing with the Purchaser, (iii) except for products substantially similar to those manufactured by Fabrica and Masland, call on or solicit any of the customers of the Business engaged in the recreational vehicle industry for the purpose of competing with the Purchaser, or (iv) engage in the manufacture, sale or distribution of needlebond goods and tufted grass goods. Nothing herein shall limit Seller's activities in the manufacture, sale or distribution of carpet products to other channels of distribution, including without limitation the dealer, home center or independent retailer chain of distribution (except with respect to the foregoing needlebond products).

(b)   From and after the Closing, the Seller will treat and hold as confidential all of the Confidential Information of the Business, and the terms and conditions contained in this Agreement and in respect to the Contemplated Transactions, refrain from using any of the Confidential Information of the Business and deliver promptly to the Purchaser or destroy, at the request and option of the Purchaser, all tangible embodiments (and all copies) of the Confidential Information of the Business which are in its possession. In the event that the Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information of the Business, or the terms and conditions contained in this Agreement and in respect to the Contemplated Transactions, such Seller will notify the Purchaser promptly of the request or requirement so that the Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 5.13(b). If, in the absence of a protective order or the receipt of a waiver hereunder, such Seller is, on the advice of counsel, compelled to disclose any Confidential Information of the Business or the terms and conditions contained in this Agreement and in respect to the Contemplated Transactions, to any tribunal or else stand liable for contempt, the Seller may disclose the Confidential Information of the Business or the terms and conditions contained in this Agreement and in respect to the Contemplated Transactions, as the case may be, to the tribunal; *provided, however,* that the Seller shall use its reasonable efforts to obtain, at the reasonable request of the Purchaser and at the sole expense of the Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information of the Business or the terms and conditions contained in this Agreement and in respect to the Contemplated Transactions, as the case may be, required to be disclosed as the Purchaser shall designate.

(c)   If any covenant in this Section 5.13 is held to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time or geographic area, or all of them, as a

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against the Parties.

(d)   The Seller agrees and acknowledges that money damages may not be an adequate remedy for any breach of the provisions of this Section 5.13 and that the Purchaser may in their sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Section 5.13.

5.14. Business Employees.

Except as otherwise agreed by the Parties, on the Closing Date, the Purchaser will cause the Purchaser or its Affiliate to offer at-will employment to all hourly and salaried employees of the Seller with respect to the Business that are either plant level employees or are described and identified on Schedule 3.16(a), but only who immediately prior to the Closing were actively employed by the Seller, or on approved leave of absence from the Seller (including, without limitation, maternity, disability, medical and non-medical leave) (collectively, the "**Business Employees**"), which offer of employment shall be subject to the Purchaser's standard employment policies. As to those three employees of the Business separately identified in Schedule 5.14 to whom Purchaser will not offer employment, Purchaser will nevertheless offer severance pay in accordance with Seller's severance pay plan set forth on Schedule 2.1(e) hereto, so long as such employees are terminated by the Seller on or before the Closing Date and not subsequently rehired for a period of six (6) months. The Purchaser shall offer to Business Employees past service credit under the Purchaser's benefit plans for service rendered to Seller. In no event shall "Business Employee" include any employee who provides any services to the Seller which do not relate to the Business. Notwithstanding any of the foregoing, the Purchaser is not assuming any Liability with respect to (i) any employment, deferred compensation, or similar Contract with any Business Employee, (ii) any severance obligation to any Business Employee, or any other employee of the Seller, or (iii) any Company Plan. Further, the Parties agree that Seller, at its sole cost and expense, shall be solely responsible for any continuation coverage required under COBRA (including continuation coverage resulting from any transactions prior to or contemplated by this Agreement).

5.15. Transition Services Agreement.

Following execution of this Agreement and prior to Closing, the Parties will evaluate and negotiate in good faith a transition services agreement (the **"Transition Services Agreement"**) which shall have a term of ninety (90) to one hundred twenty (120) days following the Closing and provide for (i) Seller providing services to the Purchaser with respect to transition matters such as billing, invoicing, order entry and related accounting, human resources, headquarters and other administrative matters until such time as the Purchaser can reasonably migrate those functions to its systems, (ii) the Purchaser providing services to Seller with respect to the continued production and distribution of Seller's products not included within the assets which are in process or otherwise appropriate to be manufactured at the Business Facilities to be sold hereunder, and (iii) the Parties providing each other with the right to use certain assets, trademarks, and properties on a temporary basis, in each case with such reasonable reimbursement of costs and expenses as the Parties shall agree in good faith with respect to the individual service provided.

5.16. <u>C&A Materials Agreement.</u>

From and after the Closing, the Parties agree that the Purchaser shall purchase from CAF Extrusion approximately Two Hundred Fifty Thousand (250,000) pounds per week of 1050's Natural Nylon at a price established by the same terms and conditions as those set forth in the Seller's existing Contract with CAF Extrusion (represented to be a CAF Extrusion cost <u>plus</u> $0.10 per pound, which is, as of the date hereof, $1.21 per pound), adjusted for changes in CAF's actual per pound cost of the raw materials used in manufacturing the nylon, taking into account all discounts and rebates received by CAF for such materials and including all charges and other expenses paid by CAF for such materials, including without limitation, inbound freight, taxes and other similar charges; provided, however, that Purchaser's obligations under this Section 5.16 shall terminate upon the earlier of (i) the purchase, in the aggregate, by the Purchaser from the Seller of Ten Million (10,000,000) pounds of such raw materials sold to Seller pursuant to the CAF Extrusion Contract, or (ii) the termination of expiration, for any reason whatsoever, of the CAF Extrusion Contract.

5.17. <u>Software License.</u>

(a) The Parties acknowledge and agree that the Seller has all right, title, and interest in and to the Owned Software developed by Seller in and to those general North Georgia carpet system applications, which include order entry, accounts receivable, claims, quality, work-in-process, inventory and planning functions, which Owned Software is used in the conduct of the Business but is not an Acquired Asset.

(b) From and after the Closing, Seller grants to the Purchaser a worldwide, fully-paid, transferable, perpetual, royalty-free, non-exclusive license to use, copy, make derivative works of and maintain the Owned Software (in object code and source code forms).

(c) Seller will provide the Purchaser with all upgrades to the Owned Software which it develops from time to time.

6. CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATION TO CLOSE

The Purchaser's obligation to effect the Closing and to take the other actions required to be taken by the Purchaser at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Purchaser, in whole or in part):

6.1. <u>Accuracy of Representations; Performance of Seller.</u>

(a) The representations and warranties of the Seller in this Agreement must have been accurate as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

(b)   The covenants and obligations that the Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with.

(c)   The Seller must have delivered each of the following additional executed documents:

(i)   the Escrow Agreement, executed by the Seller;

(ii)   the Transition Services Agreement, executed by the Seller;

(iii)   such instruments and documents as may be reasonably requested by the Purchaser or Purchaser in order to complete the transfer of the Acquired Assets and the Assumed Liabilities, including without limitation, a bill of sale and assignment and assumption agreement, a patent assignment, a trademark assignment, and a copyright assignment, and those instruments, agreements, documents and certificates which are necessary and desirable to transfer the Real Property to the Purchaser, each in form and substance satisfactory to the Purchaser;

(iv)   a certificate executed by each Seller representing and warranting to the Purchaser that each of the representations and warranties of the Seller in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date;

(v)   a certificate of an officer of each Seller as to the incumbency of its officers, a copy of a certificate evidencing the organization and good standing of each Seller, and a copy of the resolutions adopted by the board of directors of each Seller with respect to the Contemplated Transactions; and

(vi)   the Funds Flow and Settlement Statement, executed by the Seller.

(d)   The waiting period under the HSR Act shall have expired or been terminated in writing by the appropriate Governmental Body.

6.2.   Release of Security Interests.

The Seller shall have satisfied all obligations owed to its creditors necessary to release all Security Interests, and otherwise permit the Purchaser to obtain clear title to, the Acquired Assets or, at the Purchaser's option, shall have obtained payoff letters and releases from such creditors, in form and substance satisfactory to the Purchaser, which contain payoff and release information with respect to the satisfaction of such obligations and the release of all such Security Interests, and provided such payoff letters to the Purchaser.

6.3.   Additional Documents.

Each of the following documents shall have been delivered to the Purchaser:

(a)   an opinion of Shumacker, Witt, Gaither & Whitaker, P.C., counsel to the Seller, dated the Closing Date, in the form of Exhibit C;

(b)   written evidence of the receipt by the Seller of each of the Required Approvals; and

(c)   such other documents as the Purchaser may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in Section 7.2(a), (ii) evidencing the accuracy of the representations and warranties of the Seller, (iii) evidencing the performance by the Seller of, or the compliance by the Seller with, any covenant or obligation required to be performed or complied with by the Seller, (iv) evidencing the satisfaction of any condition referred to in this Section 6, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

6.4.   No Proceedings.

Since the date of this Agreement, there must not have been commenced or threatened any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, (b) that may have the effect of materially preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions, or (c) that involves any material claim against the Seller.

6.5.   No Claim Regarding Ownership or Sale Proceeds.

There must not have been made or threatened by any Person any claim asserting that such Person (other than the Seller) (a) has any interest in or right to acquire the Acquired Assets or the Assumed Liabilities, or (b) is entitled to all or any portion of the Asset Purchase Consideration (*provided however,* that this subparagraph (b) shall not apply to any claim or Proceeding, so long as such claim or Proceeding does not hinder or materially delay the Closing or affect the quality of the Acquired Assets or the conduct of the Business).

6.6.   No Material Adverse Change.

Since June 28, 2003, there must not have been any material adverse change in the facilities of the Business (but only to the extent such facilities are being acquired by Purchaser hereunder), the Acquired Assets, the Assumed Liabilities, or the operations, assets, or condition of the Business, but only to the extent such Business is being acquired by the Purchaser hereunder, and no event (including but not limited to any act of terrorism) shall have occurred or circumstance may exist that may result in such a material adverse change.

6.7.   No Prohibition.

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause the Purchaser or any Person affiliated with the Purchaser to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise formally proposed by or before any Governmental Body.

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

7. CONDITIONS PRECEDENT TO THE SELLER'S OBLIGATION TO CLOSE

The Seller's obligation to effect the Closing and to take the other actions required to be taken by the Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Parent, in whole or in part):

7.1. <u>Accuracy of Representations; the Purchaser's Performance.</u>

(a)   The Purchaser's representations and warranties in this Agreement must have been accurate as of the date of this Agreement and must be accurate as of the Closing Date as if made on the Closing Date.

(b)   The covenants and obligations that the Purchaser are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with.

(c)   The Purchaser must have executed and delivered the Escrow Agreement, the Transition Services Agreement, and the Funds Flow and Settlement Statement.

(d)   The waiting period under the HSR Act shall have expired or been terminated in writing by the appropriate Governmental Body.

7.2. <u>Additional Documents.</u>

The Purchaser must have caused the following documents to be delivered to the Seller:

(a)   an opinion of Powell, Goldstein, Frazer & Murphy LLP, counsel to the Purchaser, dated the Closing Date, in the form of <u>Exhibit D</u>; and

(b)   a certificate executed by the Purchaser representing and warranting to the Seller that each of the Purchaser's representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date;

(c)   a certificate of the Secretary of the Purchaser as to the incumbency of its officers, a copy of a certificate evidencing the incorporation and good standing of the Purchaser, and a copy of the resolutions adopted by the board of directors of the Purchaser with respect to the transactions contemplated by this Agreement; and

(d)   such other documents as the Seller may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in Section 6.3(a), (ii) evidencing the accuracy of any representation or warranty of the Purchaser, (iii) evidencing the performance by the Purchaser of, or the compliance by the Purchaser with, any covenant or obligation required to be performed or complied with by the Purchaser, (iv) evidencing the satisfaction of any condition referred to in this Section 7, or (v) otherwise facilitating the consummation of any of the Contemplated Transactions.

7.3. No Injunction.

There must not be in effect any Legal Requirement or any injunction or other Order that prohibits the Contemplated Transactions.

8. TERMINATION

8.1. Termination Events.

This Agreement may, by notice given prior to or at the Closing, be terminated:

(a) by the Purchaser on the one hand, or the Seller on the other hand, if a material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived;

(b) (i) by the Purchaser if any of the conditions in Section 6 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Purchaser to comply with its respective obligations under this Agreement) and the Purchaser has not waived such condition on or before the Closing Date; or (ii) by the Parent, if any of the conditions in Section 7 has not been satisfied of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Seller to comply with its obligations under this Agreement), and the Parent has not waived such condition on or before the Closing Date;

(c) by the Parent, pursuant to Section 5.6;

(d) by the Purchaser, pursuant to Section 5.12;

(e) by mutual consent of each of the Parties;

(f) by the Parent on one hand, or the Purchaser on the other hand, in the event that either the U.S. Federal Trade Commission or the U.S. Department of Justice, under the HSR Act, shall, as a condition to the consummation of the Contemplated Transactions or otherwise, place any material restriction with regard to the consummation of the Contemplated Transactions, require the modification of any of the terms or provisions of this Agreement or any other Transaction Document, or otherwise require any Party to cause the divestiture or transfer any of its respective assets or properties;

(g) by the Purchaser on the one hand, or the Parent on the other hand, if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before December 30, 2003, or such later date as the Parties may agree upon.

8.2. Effect of Termination.

Each Party's right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement will terminate, except that the obligations in Section 5.13(b) and Section 10 will survive; provided, however, that if this Agreement is terminated by a Party because of the breach of the Agreement by the other Party or because one or more of the conditions to the terminating Party's obligations under this Agreement is not satisfied as a result of the other Party's failure to comply with its obligations under this Agreement, the terminating Party's right to pursue all legal remedies will survive such termination unimpaired.

9.   INDEMNIFICATION; REMEDIES

9.1.   Survival.

All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedule, the certificates delivered pursuant to Section 6.1(c)(iv) and Section 7.2(b), and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.

9.2.   Indemnification and Payment of Damages by the Seller.

Each Seller, jointly and severally, will indemnify and hold harmless the Purchaser and its Representatives, shareholders, controlling persons, and Affiliates (collectively, the "**Indemnified Persons**") for, and will pay to the Indemnified Persons the amount of, any loss, Liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "**Damages**"), arising, directly or indirectly, from or in connection with:

(a)   any breach of any representation or warranty made by the Seller in this Agreement, the Disclosure Schedule, or any other certificate or document delivered by the Seller pursuant to this Agreement;

(b)   any breach by the Seller of any covenant or obligation of the Seller in this Agreement;

(c)   any Liability of the Seller which is either not included among the Assumed Liabilities or is an Excluded Liability (including without limitation any claim or Proceeding set forth on Schedule 3.9 [Legal Proceedings; Orders] hereof).

9.3.   Indemnification and Payment of Damages by the Purchaser.

The Purchaser will indemnify and hold harmless the Seller, and will pay to them the amount of any Damages arising, directly or indirectly, from or in connection with (a) any breach of any representation or warranty made by the Purchaser in this Agreement or in any certificate or document delivered by the Purchaser pursuant to this Agreement, (b) any breach by the Purchaser of any covenant or obligation of the Purchaser in this Agreement, (c) any of the Acquired Assets, or (d) any of the Assumed Liabilities.

9.4.   Time Limitations.

If the Closing occurs, the Seller will not have any liability (for indemnification or otherwise) with respect to (i) the Operational Representations and (ii) any Excess Product Warranty Claims, unless on or before the one (1) year anniversary of the Closing Date, the Purchaser notifies the Seller of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Purchaser; a claim with respect to any Fundamental Representation, or a claim for indemnification or reimbursement based upon any other provision of this Agreement, or any covenant or obligation to be performed and complied by the Seller, may be made at any time.

9.5.   Limitations on Amount -- the Seller.

The Seller's maximum liability for Damages with respect to a claim for indemnification or reimbursement based upon a breach of (i) the Operational Representations, and (ii) Excess Product Warranty Claims, shall be limited to and shall not exceed the Escrow Amount.   The Seller's maximum liability for Damages with respect to a claim for indemnification or reimbursement based upon a breach of the Fundamental Representations, or a claim for indemnification or reimbursement based upon any other provision of this Agreement, or any covenant or obligation to be performed and complied by the Seller, shall be limited to and shall not exceed the Asset Purchase Consideration.

9.6.   Limitations on Amount -- the Purchaser.

The Purchaser's maximum liability for Damages with respect to a claim for indemnification or reimbursement based on a breach of this Agreement shall be limited to and shall not exceed the Asset Purchase Consideration.

9.7.   Escrow Agreement.

As security for the indemnification obligations of the Seller under this Agreement, the Parties and the Escrow Agent shall enter into the Escrow Agreement as of the Closing Date, which shall be funded with Eight Million Dollars ($8,000,000.00) of the Asset Purchase Consideration otherwise payable to the Seller (the "**Escrow Amount**"). The amounts held in the Escrow Agreement shall be held for a period of one (1) year. Amounts held under the Escrow Agreement shall be (i) an exclusive source of indemnification for any of (A) the Operational Representations, and (B) the Excess Product Warranty Claims, and (ii) nonexclusive source of indemnification for any Fundamental Representations, and any other representations, warranties, or covenants under this Agreement, and shall not otherwise limit the liability of the Seller with respect to indemnification under this Agreement.

      9.8.   <u>Procedure for Indemnification -- Third Party Claims.</u>

      (a)   Promptly after receipt by an indemnified party under Section 9.2 or Section 9.3 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party's failure to give such notice.

      (b)   If any Proceeding referred to in Section 9.8(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, unless the claim involves Taxes, be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 9 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the indemnified party's notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

      (c)   Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the

Shaw Industries, Inc. - The Dixie Group, Inc. Asset Purchase Agreement (9-4-03)

indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

(d)   The Parties hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any indemnified party for purposes of any claim that an indemnified party may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on such Persons with respect to such a claim anywhere in the world.

9.9.   Procedure for Indemnification -- Other Claims.

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

10.   GENERAL PROVISIONS

10.1.   Expenses.

Except as otherwise expressly provided in this Agreement, (i) the Seller will bear its expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants, and (ii) the Purchaser will bear its expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

10.2.   Public Announcements.

No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement, the Contemplated Transactions, or any matters subject to a contractual confidentiality obligation, without the prior written approval of the other Party, except that either Seller or the Purchaser, upon prior notice to the other, may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning the publicly-traded securities of Seller, or in the case of the Purchaser, of Berkshire Hathaway, Inc.

10.3.   Notices.

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other Parties):

If to the Seller:

The Dixie Group, Inc.
345-B Nowlin Lane
Chattanooga, Tennessee 37421
Attention: Mr. Gary A. Harmon
Telephone: (706) 625-7990
Telecopier: (706) 625-0782

with a copy to:

Shumacker, Witt, Gaither & Whitaker, P.C.
1100 SunTrust Bank Building
736 Market Street
Chattanooga, Tennessee 37402-4856
Attention: John F. Henry, Jr.
Telephone: (423) 425-7130
Telecopier: (423) 265-5298

If to the Purchaser, to:

Shaw Industries Group, Inc.
P.O. Drawer 2128
616 East Walnut Avenue
Dalton, Georgia 30722-2128
Attention: Frederick L. Hooper, III
Telephone: (706) 275-1018
Telecopier: (706) 275-1442

with a copy to:

Powell, Goldstein, Frazer & Murphy LLP
Sixteenth Floor
191 Peachtree Street, N.E.
Atlanta, Georgia 30303
Attention: Thomas R. McNeill
Telephone: (404) 572-6681
Telecopier: (404) 572-6999

10.4.   Jurisdiction; Service of Process.

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the

State of Georgia, County of Whitfield, or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of Georgia, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

10.5. Further Assurances.

The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement, the documents referred to in this Agreement, and the Contemplated Transactions.

10.6. Waiver.

The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by each other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

10.7. Entire Agreement and Modification.

This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by each of the Parties.

10.8. Disclosure Schedule.

(a)   The disclosures in the Disclosure Schedule must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.

(b)   In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Schedule (other than an exception expressly set forth as such in the Disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

(c)   No due diligence conducted by the Purchaser shall limit or be used as a defense by the Seller with respect to any claim of breach of a representation, warranty or covenant by the Seller under this Agreement.

10.9.   Joint and Several; Assignments, Successors, and No Third-Party Rights.

The obligations and liabilities of each of (i) the Seller and (ii) the Purchaser under the Transaction Documents shall be joint and several. No Party may assign all or any portion of its rights under this Agreement without the prior consent of the other Parties, except that the Purchaser may assign any of its rights under this Agreement to any Affiliate of the Purchaser without the consent of the Seller. This Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and permitted assigns.

10.10. Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.11. Section Headings; Construction.

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

10.12. Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

10.13. Governing Law.

This Agreement will be governed by the laws of the State of Georgia without regard to conflicts of laws principles.

10.14. Specific Performance.

Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having, in accordance with the terms of this Agreement, jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

10.15. <u>Counterparts.</u>

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the Parties have executed, sealed and delivered this Agreement as of the date first written above.

PURCHASER:

Shaw Industries Group, Inc.

By: s/ KENNETH G. JACKSON   (Seal)
Kenneth G. Jackson
Executive Vice President and Chief
Financial Officer

SELLER:

The Dixie Group, Inc.

By: s/ GARY A. HARMON   (Seal)
Name: Gary A. Harmon
Title: Vice President and Chief Financial
         Officer

Candlewick Yarns, Inc.

By: s/ GARY A. HARMON   (Seal)
Name: Gary A. Harmon
Title: Vice President and Chief Financial
         Officer

Bretlin, Inc.

By: s/ GARY A. HARMON   (Seal)
Name: Gary A. Harmon
Title: Vice President and Chief Financial
         Officer

Dixie Group Logistics, Inc.

By: s/ GARY A. HARMON   (Seal)
Name: Gary A. Harmon
Title: Vice President and Chief Financial
         Officer